Earnings Release 2Q21 results 3 0 A U G U S T 2 0 2 1 STRONG GROWTH IN REVENUE AND EBITDA ACROSS THE GROUP FULL-YEAR 2021 REVENUE AND EBITDA GUIDANCE RAISED

2
Earnings Release
2Q21 results

Amsterdam (30 August 2021) - VEON Ltd. (VEON) announces results for the second quarter ended 30 June 2021:

2Q21 HIGHLIGHTS:

- A return to growth of Group revenue and EBITDA on a reported basis and continued acceleration on a local currency basis
- Beeline Russia reports growth in total revenue, service revenue and EBITDA, up in local currency terms 6.2%, 2.7% and 2.2% YoY respectively
- Strong revenue performance on a local currency basis for the Group
- Digital services continue to expand their reach, with more than 38 million monthly active users across our digital product offerings
- Continued progress in optimizing our capital structure, lowering cost of debt, lengthening maturities and increasing local currency funding
- FY2021 revenue guidance increased to high single-digit growth, and FY2021 EBITDA guidance increased to mid to high single-digit growth on a local currency basis

- Strong 2Q21 Group results, with reported revenues up 9.2% YoY, with growth in local currency revenues of 11.3% YoY; an acceleration from the 4.2% YoY growth recorded in 1Q21. Russia did show improved execution in its quarterly revenue trends, with 2Q21 local currency growth of 6.2% YoY.
- Reported Group EBITDA increased by 8.7% YoY, while in local currency terms EBITDA increased 10.7% YoY. This solid result was driven by robust local-currency EBITDA performance in Ukraine (+17% YoY), Kazakhstan (+21% YoY) and Pakistan (+14.5% YoY). Russia returned to positive local currency EBITDA growth (+2.2%).
- Implementation of our investment plans continued, with total operational capex of USD 505 million bringing our 12-month capex intensity to 24.3%, supporting the continued expansion of our 4G customer base during the period. The combined 4G population coverage of our operating companies reached 77%, an increase of 10p.p. YoY.
- The Group's 4G user base increased by 26 million YoY and 6 million QoQ, enabled by the pace of our innovative network investments, our digital offerings and our quality of service, resulting in total 4G users of 93 million. 4G subscriber penetration stood at 43% at quarter-end. The Group also recorded a QoQ increase in its total subscribers, which grew by 0.9 million in 2Q21 to 214 million.
- Mobile data revenues increased by 19% YoY in local currency (17% YoY reported), driven by the growth in 4G users with correspondingly higher ARPUs. We continue to expect the growth in 4G users and the associated increased 4G penetration to be a key tailwind for the Group over the next few years.
- VEON's digital businesses continued to perform well. JazzCash closed the quarter with 13 million monthly active users (+61% YoY), Toffee TV in Bangladesh reached 5 million monthly active users from launch in November 2019 and Beeline TV in Russia had 3.0 million monthly active users (+24% YoY) in 2Q21.
- Group net debt of USD 8.5bn (of which lease liabilities were USD 2.0bn) at the end of 2Q resulted in a net debt/EBITDA ratio of around 2.4. These figures reflect cash capex costs of approximately USD 475m in the quarter. Over the past 12 months, the Group's cost of debt (excluding leases) declined to 6.1% from 6.4%, while debt maturity (excluding leases) increased to 3.2 years, from 2.8 years in 2Q20.

KEY RECENT DEVELOPMENTS

- On 10 June 2021, VEON held its Annual General Meeting, where its Shareholders elected Irene Shvakman, Sergi Herrero and Vasily Sidorov to its Board of Directors replacing Osama Bedier, Peter Derby and Amos Genish
- Jazz Pakistan secured a 10-year PKR 50 billion syndicated credit facility
- JazzCash launched a new business app for merchant users
- Kyivstar's Smart Money app awarded 'Best Fintech Service' at Leaders in Fintech and Digital Banking awards
- Beeline Kazakhstan launched 'Simply', the nation's first digital payment card
- Beeline Russia accelerated its plans for the roll-out of regional AdTech services through the acquisition of OTM
- On 1 July 2021, VEON announced the exercise of its put option to sell its stake in Djezzy. Price will be set in accordance with a contractually determined process
- In July 2021, VEON announced that Stephen Pusey decided to step down from its Board of Directors
- VEON's MSCI ESG rating upgraded from BBB to single-A
- Fitch reaffirms VEON's credit rating at BBB- with a Stable outlook

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. In the above text YoY local currency calculated excluding Armenia from 2Q20 and 1H20 results. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

3

Earnings Release
2Q21 results

Kaan Terzioğlu commented on 2Q21 results:

"This was a very strong quarter for the Group, which supported our further upward revision to our Group revenue and EBITDA guidance for the full year period. The underlying operational execution of our Digital Operator model is gaining further traction across our Group, opening up exciting prospects both for our customers and for our stakeholders.

Our ongoing focus on growing our 4G customers remains a key driver of this performance. They now account for 43% of our total base, a 11 percentage-point growth over the past year. This translates into better services and overall performance, and will continue to provide traction to our business for the rest of this year and beyond as we build out our Digital Operator model across our markets.

Another quarter of strong execution in Russia is particularly noteworthy: following the return to growth of total revenues and service revenues earlier, we saw Beeline Russia reporting growth in mobile service revenue for the full quarter. The business continues to benefit from our ongoing network investment and the focus on customer experience.

I am also pleased to report that we have made further progress on streamlining and rationalizing our portfolio with the exercise of the put option in Algeria. While this transaction is still in progress, it does support our previous commitment on re-focusing our portfolio on markets where the regulatory environment is supportive of shareholder value creation."

KEY FIGURES 2Q21

- **Revenue:** USD 2,065 million, +9.2% YoY on a reported basis and +11.3% YoY in local currency, with accelerating revenue growth in Pakistan, Ukraine, Kazakhstan and Bangladesh, bolstered by improved local currency performance for the Group
- **EBITDA:** USD 879 million, +8.7% YoY on a reported basis and +10.7% YoY in local currency, driven by EBITDA expansion in all main reporting segments
- **Operational Capex:** investments of USD 505 million during 2Q21, with rolling 12-month capex intensity of 24.3% driving further network improvement
- **Capital structure:** Group leverage of 2.4x, including lease liabilities; total cash and undrawn committed credit lines of USD 2.8 billion; average cost of debt (excluding leases) of 6.1% and average debt (excluding leases) maturity at 3.2 years
- **Net income for the period:** USD 127 million, -27.1% YoY

USD million	2Q21	2Q20	YoY reported	YoY local currency[1]	1H21	1H20	YoY reported	YoY local currency[1]
Total Revenue, of which	2,065	1,892	9.2%	11.3%	4,054	3,988	1.6%	7.6%
mobile and fixed service revenue	1,927	1,795	7.4%	9.5%	3,780	3,773	0.2%	6.0%
of which mobile data revenue	724	621	16.7%	18.7%	1,411	1,282	10.0%	16.1%
EBITDA	879	809	8.7%	10.7%	1,754	1,729	1.5%	7.4%
EBITDA margin (EBITDA /total revenue)	42.6%	42.7%	(0.2p.p.)		43.3%	43.3%	(0.1p.p.)	
Net income/(loss) for the period	127	175	(27.1%)		265	294	(9.9%)	
Net income/(loss) for the period attr. to VEON shareholders	101	156	(35.4%)		230	264	(12.8%)	
Operational Capex	505	492	2.5%		929	860	8.0%	
LTM Operational Capex / LTM Revenue	24.3%	20.8%	3.5p.p.		24.3%	20.8%	3.5p.p.	
Equity Free Cash Flow	63	(36)	n.m.		50	69	(27.5%)	
Net Debt	8,511	8,166	4.2%					
Net Debt / LTM EBITDA	2.4	2.2						
Total mobile customers (millions)	213.7	204.6	4.5%					
4G smartphone users (millions)	105.6	85.0	24.3%					
4G smartphone penetration, %	49.4%	41.5%	7.9pp					
4G users (millions)	92.7	66.6	39.2%					
4G customer base penetration, %	43.4%	32.5%	10.8p.p.					
4G coverage, %	77.1%	66.8%	10.4p.p.					
Fixed-line broadband customers (millions)	4.6	4.3	5.8%					

Note: in the above table YoY local currency calculated excluding Armenia from 2Q20 and 1H20 results (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

The non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow, Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency trends, ARPU, are defined in Attachment A "Definitions" on page 18. In the above text YoY local currency calculated excluding Armenia from 2Q20 and 1H20 results. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 4.

Earnings Release 2Q21 results CONTENTS KEY RECENT DEVELOPMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5 GROUP PERFORMANCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7 COUNTRY PERFORMANCES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 0 CONFERENCE CALL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 6 ATTACHMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1 8 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All comparisons are on a year on year (YoY) basis unless otherwise stated. The non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, Net Debt, Equity Free Cash Flow, Operational Capital Expenditures, Capex Intensity, local currency year on year change, ARPU are defined in Appendix A. The non-IFRS measures disclosed in the document, i.e. EBITDA, Net Debt, Equity Free Cash Flow, Operational Capital Expenditures, local currency year on year change, are reconciled to the comparable IFRS measures in Attachment C. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS FOR REVENUE AND EBITDA On 29 October 2020, VEON announced the sale of CJSC “VEON Armenia”, VEON’s operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20. Local currency year-on-year trends for 2Q21 and 1H21 disclosed in this earnings release exclude the impact of foreign currency movements (see full definition in Attachment A) and exclude non-recurring item – the sale of Armenia operations.

5 Earnings Release 2Q21 results KEY RECENT DEVELOPMENTS FY2021 guidance improved VEON increases its FY2021 revenue guidance to high single-digit revenue local currency growth from mid-single-digit revenue growth, and FY2021 EBITDA guidance to mid to high single-digit EBITDA local currency growth from mid-single-digit EBITDA growth. Capex intensity guidance for FY 2021 remains unchanged at 22-24%. VEON shareholders elected new members to its Board of Directors Shareholders elected three new members to the Company’s Board of Directors at the Group’s AGM on 10 June 2021: Vasily Sidorov, Irene Shvakman, and Sergi Herrero, the Group’s co-Chief Executive Officer who stepped down from that role in June 2021. Shareholders also elected nine previously serving directors: Hans- Holger Albrecht, Leonid Boguslavsky, Mikhail Fridman, Gennady Gazin, Yaroslav Glazunov, Andrei Gusev, Gunnar Holt, Stephen Pusey and Robert Jan van de Kraats. In July 2021, VEON announced that Stephen Pusey decided to step down from its Board of Directors. JazzCash launched new app for business owners In May 2021, Pakistan’s pioneering digital financial services provider JazzCash launched an app for its expanding merchant base, which accounts for over 100,000 registered users. The JazzCash Business App aims to make digital payments more efficient and seamless for business owners, company managers and small businesses. The app includes advanced business-related tools, including the ability to generate a QR code for specific amounts in real time and to send customisable digital invoices to customers, as well as to monitor sales and transactions and to conduct salary disbursements and supplier payments with ease. Kyivstar’s Smart Money received ‘Best Fintech Service’ In May 2021, Kyivstar received the Best Fintech Service award for its innovating financial service application, Smart Money, at the Leaders in Fintech and Digital Banking Awards 2021 in Ukraine. Kyivstar’s Smart Money app allows users to make thousands of day-to-day payments, such as for public transport, utility bills and TV services via their mobile phone, without having to pay commission or linking to a bank card. Smart Money gives customers the ability to pay for over 3,000 services and is regularly used by more than 1.2 million Kyivstar customers. Beeline Kazakhstan first to issue digital payment card in Kazakhstan In June 2021, Beeline Kazakhstan launched the country’s first digital payment card integrated with its mobile financial services offering under the “Simply” brand. Simply is linked to a customer's phone number, an electronic wallet and a premium digital Visa Platinum card and integrates with digital wallets such as Apple Pay, Samsung Pay and Garmin Pay. VEON acquires OTM in Russia, supporting plans for AdTech roll-out across its operating markets In June 2021, VEON acquired a majority stake in OTM, a technology platform for automating and planning online advertising purchases in Russia. VEON’s investment in OTM will significantly strengthen Beeline’s position in the advertising technology market and enable VEON to expand OTM's operations into other markets served by VEON’s mobile operators. The acquisition builds on VEON’s ongoing transformation into a digital operator. OTM is one of the largest independent AdTech players in Russia, both in terms of revenue and in the volume of online ad inventories managed by its platforms. Since its inception in 2010, OTM has partnered with Russian leading ad agencies to offer a full offering of award-winning programmatic products. As part of the VEON Group, OTM remains a separate operating company managed by its current management team and plays an important role in growing VEON’s AdTech business. Jazz Pakistan secured 10-year PKR 50 billion syndicated credit facility In June 2021, Jazz secured a PKR 50 billion (approximately USD 320 million) syndicated credit facility from a banking consortium led by Habib Bank Limited (HBL). This 10-year facility will be used to finance the company’s ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities. The facility is the first of its kind to be extended to the local telecoms sector in terms of amount and tenor. The Pakistan Credit Rating Agency Limited has recently upgraded Jazz’s long-term rating to ‘AA’ with a stable outlook, underscoring the company's strong financial foundations. VEON announced the exercise of its put option to sell its stake in Djezzy On 1 July 2021, VEON exercised its put option to sell the entirety of its 45.57% stake in its Algerian subsidiary, Omnium Telecom Algérie SpA to the Algerian National Investment Fund, Fonds National d’Investissement (FNI). Omnium owns Algerian mobile network operator, Djezzy. The exercise of the option initiates a process under which a third-party valuation is undertaken to determine the fair market value at which the transfer shall take place. This important step will further streamline VEON’s operations, allowing for an improved focus on our core markets.

6 Earnings Release 2Q21 results VEON's MSCI ESG rating upgraded from BBB to single-A MSCI ESG Ratings upgraded VEON from 'BBB' to 'A' in its most recent assessment of the Group's resilience to long-term Environmental, Social and Governance risks. Their report, dated June 2021, cited the Group's performance in corporate governance as a particular area of strength relative to its industry peers. FITCH reaffirms VEON’s credit rating On 10 August 2021 FITCH reaffirmed VEON’s rating at ‘BBB-‘ with a stable outlook. The report cited the Group’s commitment to its leverage target and the expectation of improving revenue and EBITDA with gradually declining capex over the medium term Ongoing comment letter process with the Dutch Authority for the Financial Markets (the "AFM") On 7 July 2021, we received a letter from the AFM asserting that the goodwill impairment tests for the cash-generating units in Russia and Algeria had not been applied correctly in the first half of 2020 because our goodwill impairment tests did not take into account all aspects that market participants would take into account in determining the fair value less cost of disposal. The AFM has asserted that they do not agree with our assumptions regarding the discount rate and projected cash flows used in our discounted cash flow model. The AFM comment process began in November 2020, when we received an initial comment letter from the AFM seeking additional information regarding our goodwill impairment testing performed in the first half of 2020 as disclosed in the 2020 Interim Financial Report. We responded to this initial request from the AFM in December 2020, and, during the first half of 2021, we responded to additional information requests from the AFM and met several times with the AFM to discuss our goodwill impairment testing. We continue to believe that our goodwill impairment tests in the first half of 2020 were performed correctly and that no re-performance of the past impairment tests is necessary, as we informed the AFM on 6 August 2021. However, we can provide no assurance as to the outcome of this comment letter process. As of the date of this report, the AFM’s comments remain unresolved. Until these comments are resolved, we cannot determine if we will be required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements. If we are required to take an additional goodwill impairment charge or restate or make other changes to our previously issued financial statements, such circumstances may involve the identification of one or more significant deficiencies or potentially even material weaknesses in our internal control over financial reporting, which could have a potential adverse effect on our net profit (i.e., potential non- cash adjustment).

7 Earnings Release 2Q21 results GROUP PERFORMANCE In 2Q21, VEON recorded strong growth in local currency revenue and EBITDA versus 2Q20 when the operational impact of pandemic-related restrictions across the Group was at its peak. Although our operations continued to face the impact of the COVID-19 pandemic to a limited extent, the adjustments we have made to our business operations, including the greater use of digital channels to engage with our customers, supported the Group performance and underscored the resilience of our businesses to the pandemic. While all our countries are still facing travel restrictions to some extent, which negatively impact roaming revenues, demand for our data services has remained strong, enabling us to continue to grow our data revenues at double-digit pace. In parallel, in several of our markets we saw strong growth in fixed-line services as our customers continue to work remotely. In 2Q21, Group revenue increased by 11.3% in local currency terms versus 2Q20 when pandemic-related restrictions had a significant impact on our operations (2Q20 revenues fell by 6.9% YoY on a local currency basis). Robust growth in mobile data revenues (+18.7% YoY) led the growth in revenues on a local currency basis. EBITDA followed these increased revenues, increasing by 10.7% in local currency terms versus 2Q20 (2Q20 EBITDA fell by 11.2% YoY on a local currency basis). On a reported basis, currency movements adversely affected Group revenue and EBITDA in 2Q21, which grew by 9.2% and 8.7% respectively. All nine operating markets delivered local currency revenue growth. Russia did show improved execution in revenue trends for the third successive quarter, with total revenue increasing by 6.2% YoY in local currency terms, aided by improvements in handsets sales, growth in B2B revenue and fixed-line revenue, and mobile service revenue is back to YoY growth. Beeline saw continued expansion in Beeline’s 4G customer base (+20.5% YoY) and an accompanying increase in ARPU (+4.8% YoY). This 4G customer trend was reflected at the Group level, where our 4G subscriber numbers rose by 26.1 million YoY to reach 92.7 million, or around 43% of the Group’s total mobile customers. The Group maintained its resolute focus on investing in the expansion of our 4G networks during the quarter, which now reach 77% of the 680 million combined population of our nine operating markets, compared with 74% in 1Q20. Group capex rose by 2.5% YoY as a consequence to USD 505 million, corresponding to capex intensity of 24.3%. Continued investment in our digital capabilities and services remained a key strategic focus throughout the quarter and helped us to grow our digital users significantly. Our market- leading digital financial service JazzCash ended the quarter with 13.1 million monthly active users, a rise of 61.4% YoY. Toffee in Bangladesh served 5.0 million monthly active users (+480% YoY) in 2Q21 and Beeline TV in Russia recorded 3.0 million users, a 24% YoY growth. Our digital mobile operator in Kazakhstan, Izi, ended the quarter with 63,000 monthly active users, a rise of 221% YoY. Reflecting the encouraging upward progress in financial performance, we have increased Group guidance for FY 2021 in relation to local currency performance in revenue. We now anticipate high single-digit growth in local currency for Revenue and mid to high single-digit growth in local currency for EBITDA for the financial year, versus our previous guidance of mid- single-digit growth in local currency terms. Our Group capex intensity target of 22-24% remains unchanged.

8

Earnings Release
2Q21 results

VEON

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	2Q21	2Q20	YoY reported	YoY local currency	1H21	1H20	YoY reported	YoY local currency
Total revenue	2,065	1,892	9.2%	11.3%	4,054	3,988	1.6%	7.6%
Service revenue	1,927	1,795	7.4%	9.5%	3,780	3,773	0.2%	6.0%
EBITDA	879	809	8.7%	10.7%	1,754	1,729	1.5%	7.4%
EBITDA margin	42.6%	42.7%	(0.2p.p.)		43.3%	43.3%	(0.1p.p.)	
Depreciation, amortization, impairments and other	(505)	(481)	(4.9%)		(1,003)	(995)	(0.8%)	
EBIT (Operating Profit)	374	327	14.2%		752	734	2.4%	
Financial income and expenses	(161)	(178)	9.7%		(324)	(376)	13.7%	
Net foreign exchange (loss)/gain and others	1	7	(87.3%)		11	(21)	n.m.	
Other non operating gains / losses	2	86	(97.5%)		7	101	(93.2%)	
Profit before tax	216	243	(11.1%)		445	438	1.6%	
Income tax expense	(88)	(68)	(30.1%)		(180)	(144)	(25.0%)	
Profit/(Loss) for the period	127	175	(27.1%)		265	294	(9.9%)	
Of which Profit/(Loss) attributable to non-controling interest	(27)	(19)	41.0%		(35)	(30)	14.6%	
Of which Profit/(Loss) attributable to VEON shareholders	101	156	(35.4%)		230	264	(12.8%)	

	2Q21	2Q20	YoY reported	1H21	1H20	YoY reported
Operational capex	505	492	2.5%	929	860	8.0%
Capex intensity (LTM Operational capex/revenue)	24.3%	20.8%	3.5pp	24.3%	20.8%	3.5pp

Note: in the above table YoY local currency calculated excluding Armenia from 1Q20 results (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

For discussion on EBITDA performance please refer to the "Group performance" section.

Depreciation, amortization, impairments and other increased by 4.9% YoY to USD 505 million due to the accelerated rollout of our network investments. No significant impairment charges were recorded in 2Q21.

Financial income and expenses decreased YoY from negative USD 178 million in 2Q20 to negative USD 161 million in 2Q21 as a result of our financing activities over the last twelve months, which decreased our average cost of debt by 0.3p.p to 6.1%.

Income tax expense increased by 30.1% YoY to USD 88 million, mainly due to the increased profitability of our operating companies. There were no material changes in income tax rates across our geographies in 2Q21 compared to prior periods.

The Group recorded **net income for the period of USD 127 million**, a decrease of 27.1% YoY, primarily due to the other non-operating gains recorded in 2Q20 amounting to USD 86 million.

These were mainly driven by the revaluation of a contingent consideration liability associated with our past acquisition of Warid in Pakistan in 2016, and recognition of a gain upon reaching a settlement in connection with the dispute concerning the sale of Telecel Globe Limited.

Operational capex was USD 505 million in 2Q21, up from the USD 492 million recorded in 2Q20, mainly due to VEON's continued focus on its 4G network investment program. Capex intensity for last twelve months was 24.3%.

9

Earnings Release
2Q21 results

VEON

FINANCIAL POSITION & CASH FLOW

USD million	2Q21	1Q21	QoQ
Total assets	14,753	14,306	3.1%
Shareholders' equity	402	298	34.9%
Gross debt of which	9,703	9,519	1.9%
Corporate debt	7,727	7,672	0.7%
Lease liabilities	2,050	1,938	5.8%
Net debt	8,511	8,325	2.2%
Net debt/LTM EBITDA	2.4	2.4	

USD million	2Q21	2Q20	YoY
Net cash from/(used in) operating activities	602	480	122
Net cash from/(used in) investing activities	(554)	(538)	(16)
Net cash from/(used in) financing activities	(123)	(201)	78

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Gross debt increased to USD 9,703 million in 2Q21 compared to USD 9,519 million in 1Q21 due to additions in lease liabilities and an appreciation of the RUB against USD.

Jazz in Pakistan signed a PKR 50 billion (approximately USD 320 million) syndicated credit facility from a banking consortium led by HBL. This 10-year facility will be used to finance the company's ongoing 4G network rollouts and technology upgrades, as well as to address upcoming maturities.

Net debt increased marginally QoQ to USD 8,511 million mostly due to appreciation of RUB against USD and the increase in lease liabilities.

Net cash from operating activities increased in 2Q21 to USD 602 million mainly due to the Group's strong EBITDA performance, as well as lower net tax paid.

Net cash flow used in investing activities was USD 554 million due to the reclassification of USD 78 million of financial assets into cash at Mobilink bank, offset by higher cash Capex related to the Group's investment in high-speed data networks.

Net cash used in financing activities was USD 123 million, a YoY improvement of USD 78 million. In 2Q21 net cash used in financing activities primarily reflects payments related to lease liabilities (principal amount) of USD 89 million and the net repayment of borrowings of USD 34 million. In 2Q20 net cash used in financing activities was primarily a result of movements in the gross debt in the respective period: RUB 20 billion (USD 287 million equivalent) notes issued under its MTN program (which was established in April 2020), draw down of the debt in Pakistan of USD 49 million equivalent and RUB 100 billion (USD 1.3 billion equivalent) bilateral term loan agreement with Sberbank, which was used to refinance and extend the maturity of the existing loans with Sberbank, In 2Q20 VEON Holdings also purchased Banglalink's USD 300 million facility from a syndicate of international lenders and repaid USD 100 million of the outstanding amount of VEON's Revolving Credit Facility.

10

Earnings Release
2Q21 results

COUNTRY PERFORMANCE

- Russia
- Ukraine
- Pakistan
- Kazakhstan
- Algeria, Bangladesh and Uzbekistan

Key figures by countries

USD million	2Q21	2Q20	YoY reported	YoY local currency	1H21	1H20	YoY reported	YoY local currency
Total revenue	2,065	1,892	9.2%	11.3%	4,054	3,988	1.6%	7.6%
Russia	939	907	3.5%	6.2%	1,859	1,927	(3.6%)	3.7%
Ukraine	257	223	15.2%	18.1%	502	461	8.9%	16.5%
Pakistan	370	288	28.6%	21.4%	718	604	18.8%	16.3%
Kazakhstan	137	111	23.7%	27.0%	265	229	15.9%	21.7%
Algeria	163	160	1.9%	5.9%	323	345	(6.6%)	0.0%
Bangladesh	140	130	7.1%	6.9%	275	267	2.7%	2.5%
Uzbekistan	47	48	(1.7%)	3.2%	92	102	(10.2%)	(3.4%)
Other	20	32	(38.5%)	(33.7%)	38	69	(45.0%)	(38.5%)
HQ and Eliminations	(8)	(8)	1.8%		(17)	(17)	(2.5%)	
Service revenue	1,927	1,795	7.4%	9.5%	3,780	3,773	0.2%	6.0%
Russia	839	839	0.0%	2.7%	1,660	1,772	(6.3%)	0.8%
Ukraine	256	222	15.2%	18.0%	499	458	8.9%	16.6%
Pakistan	340	266	27.9%	20.8%	658	559	17.7%	15.2%
Kazakhstan	134	110	21.2%	24.4%	258	227	13.9%	19.6%
Algeria	163	159	2.3%	6.3%	321	343	(6.4%)	0.3%
Bangladesh	137	128	7.2%	7.0%	270	262	2.7%	2.5%
Uzbekistan	47	48	(1.7%)	3.1%	92	102	(10.0%)	(3.2%)
Other	19	31	(37.0%)	(32.0%)	37	66	(43.5%)	(36.8%)
HQ and Eliminations	(8)	(8)	1.8%		(16)	(17)	(2.1%)	
EBITDA	879	809	8.7%	10.7%	1,754	1,729	1.5%	7.4%
Russia	355	357	(0.6%)	2.1%	715	784	(8.8%)	(1.9%)
Ukraine	173	151	14.5%	17.4%	340	313	8.8%	16.4%
Pakistan	161	133	21.3%	14.5%	317	280	13.4%	11.2%
Kazakhstan	72	61	18.3%	21.4%	138	124	11.3%	16.9%
Algeria	71	64	10.6%	15.0%	139	145	(4.1%)	2.7%
Bangladesh	56	54	4.2%	4.0%	112	113	(1.1%)	(1.3%)
Uzbekistan	18	20	(10.6%)	(5.9%)	40	45	(11.4%)	(4.3%)
Other	18	11	62.2%	76.3%	24	25	(3.0%)	7.2%
HQ and Eliminations	(45)	(42)	6.7%		(71)	(99)	(28.7%)	
EBITDA Margin	42.6%	42.7%	(0.2p.p.)		43.3%	43.3%	(0.1p.p.)

11

Earnings Release
2Q21 results

VEON

RUSSIA

After a strong start to the year the key focus of the Beeline Russia team remains on improving the business' operating performance and enhancing the overall customer experience, including further expanding the 4G uptake and enhancing our digital services. In 2Q21, Beeline Russia demonstrated strong progress on its operational turnaround, delivering YoY growth in total revenue, service revenue and EBITDA, and a rise in customer numbers both YoY and QoQ. We expect Beeline Russia to deliver positive service revenue growth for the full year.

RUB million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total revenue, incl.	69,596	65,513	6.2%	137,999	132,971	3.8%
EBITDA	26,298	25,737	2.2%	53,129	53,917	(1.5%)
EBITDA margin	37.8%	39.3%	(1.5pp)	38.5%	40.5%	(2.0pp)
Operational Capex	22,077	18,037	22.4%	36,867	28,980	27.2%
Capex intensity	29.3%	22.0%	7.3pp			
Mobile						
Total revenue	59,511	56,227	5.8%	117,861	114,409	3.0%
Service revenue	52,264	51,425	1.6%	103,565	103,942	(0.4%)
Data revenue	17,226	16,201	6.3%	33,955	32,499	4.5%
Subscribers (mln)	50.1	49.8	0.6%			
Data users (mln)	33.9	31.5	7.5%			
4G smartphone users (mln)	29.9	27.4	9.2%			
4G users (mln)	24.2	20.1	20.5%			
ARPU (RUB)	348	332	4.8%			
MOU (min)	321	321	0.0%			
Data Usage (GB/user)	12.5	8.1	55.3%			
4G coverage	89%	87%	2.0pp			
Fixed-line						
Total revenue	10,085	9,287	8.6%	20,138	18,562	8.5%
Service revenue	9,989	9,220	8.3%	19,730	18,332	7.6%
Broadband revenue	3,030	2,701	12.2%	5,953	5,527	7.7%
Broadband subscribers (mln)	2.9	2.7	6.8%			
Broadband ARPU (RUB)	353	336	4.9%			

Total revenue recorded solid growth of 6.2% YoY in 2Q21 to RUB 69,596 million, supported by the YoY improvement in handsets sales. Encouragingly we saw a return to growth in mobile service revenue (+1.6% YoY), as well as continued growth in Beeline's fixed-line (+8.6% YoY) and B2B segments (+15.3% YoY). The performance in mobile service revenue largely reflects the successful adoption of 4G services across Beeline's customer base. Beeline continued with measures to eliminate unrequested services from content providers to its customers, which has proven to have a positive impact on Net Promoter Score and quarterly churn, which declined by 3 p.p. YoY in 2Q21 to 10.8%. Within the mobile service revenue segment, the business segment continues to grow strongly while the consumer segment remains challenging and this remains a key focus for management for the balance of the year.

Fixed-service revenue continued to grow, increasing by 8.3% YoY in 2Q21, as customers continued to draw on fixed-line data at home. Broadband subscriber numbers increased by 7% YoY.

Business customers remained a strong focus, **with B2B revenue** increasing by 15% YoY in 2Q21. Beeline continued to enhance its B2B offering in the quarter with new digital services addressing growing customer demand for integrated solutions. In order to expand its technological capabilities in cloud services, Beeline Business launched a new cloud solution in partnership with Yandex.Cloud. In addition, Big Data digital products revenue (a group of B2B services that analyze large data sets to reveal patterns and trends) grew by 60.8% YoY, mainly driven by revenue from advertising technology services which increased by 170% YoY.

Beeline's total mobile customer base increased by 0.6% YoY in 2Q21, reflecting the success of several initiatives. These included an accelerated network rollout, customer-centric offers and the elimination of unrequested services from content providers. Beeline Russia successfully grew its 4G user base, which expanded by 20.5% YoY in 2Q21, reflecting improved high-speed data services.

Beeline TV monthly active users increased to 3 million in 2Q21 (23.6% YoY), which reflects its expanded content offering, as well as targeted customer propositions supported by an advanced customer recommendation engine.

Beeline continues to focus its distribution through online channels with a focus on self-registration products. The monthly active users of the self-care application **MyBeeline** increased by 13% YoY, which reflects Beeline's efforts to digitalize contacts with customers and partners.

EBITDA increased by 2.2% YoY in 2Q21, primarily as a result of the growth in service revenue, as well as an improvement in handsets sales and margin, offset by an increase in commercial and network operating costs.

Capex excluding licenses and leases (operational capex) increased by 22.4% YoY in 2Q21. Capex intensity was 29.3%, reflecting continued high levels of network investment throughout 2Q21. Beeline increased its number of 4G sites by 15.3% YoY, focusing across all regions to ensure the provision of high-quality infrastructure that is ready to integrate new technologies. In June 2021 Beeline announced a joint project with other telecom operators to clean up spectrum to free frequencies for 5G.

12

Earnings Release
2Q21 results

VEON

UKRAINE

Kyivstar, Ukraine's market-leading telecoms operator, continued to record double-digit growth in both revenue and EBITDA in 2Q21, driven by a continued focus on 4G connectivity and digitalizing solutions for its customers. We expect Kyivstar to continue to deliver double-digit revenue growth in the remainder of 2021.

UAH million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total revenue, incl.	7,094	6,009	18.1%	13,936	11,960	16.5%
EBITDA	4,783	4,075	17.4%	9,441	8,116	16.3%
EBITDA margin	67.4%	67.8%	(0.4p.p.)	67.7%	67.9%	(0.1p.p.)
Operational Capex	1,462	1,561	(6.4%)	2,539	2,525	0.5%
Capex intensity	17.9%	20.0%	(2.0p.p.)			
Mobile						
Total operating revenue	6,597	5,593	18.0%	12,954	11,123	16.5%
Service revenue	6,597	5,593	18.0%	12,954	11,123	16.5%
Data revenue	3,946	3,149	25.3%	7,783	6,153	26.5%
Customers (mln)	25.9	25.4	2.1%			
Data customers (mln)	17.4	15.9	9.2%			
4G smartphone users (mln)	16.0	13.5	18.7%			
4G users (mln)	10.3	7.8	32.2%			
ARPU (UAH)	84	72	16.4%			
MOU (min)	620	641	(3.3%)			
Data usage (GB/user)	6.2	5.0	23.6%			
4G coverage	89%	81%	7.5pp			
Fixed-line						
Total operating revenue	464	388	19.3%	914	773	18.3%
Service revenue	464	388	19.3%	914	773	18.3%
Broadband revenue	295	257	14.7%	586	505	15.9%
Broadband customers (mln)	1.16	1.04	11.5%			
Broadband ARPU (UAH)	85	83	2.9%			

Total revenue showed consistent double-digit growth for the fourth quarter in a row, representing a full recovery after lockdown measures were implemented in the spring of 2020. In 2Q21, revenue grew by 18.1% YoY, mainly due to ARPU expansion on the back of the strong 4G adoption. Mobile service revenue increased by 18.0% YoY, supported by marketing activities to drive 4G adoption and the associated strong growth in data consumption, with mobile data revenue growth of 25.3% YoY. Fixed-line service revenue increased by 19.3% YoY as customers continued to draw on fixed-line data at home, while Kyivstar focused on FTTB rollout to address this growing demand.

B2B revenues increased by 15.9% YoY in 2Q21, reflecting Kyivstar's promotion of new digital solutions for its business customers and rapid growth in Big Data services with a 4 fold increase YoY in Big Data and AdTech revenue. Kyivstar is offering Microsoft Azure Stack, one of the most popular cloud services for business, which allows the transfer of complex computing to remote facilities. For medium, small and start-up companies, Kyivstar provides Open Application Programming Interfaces (Open API), a unique platform in the market, developed fully in-house. By offering Open API, Kyivstar can provide developers with data, analytics, scoring capabilities and services in a user-friendly environment.

Kyivstar's total mobile customer base showed a YoY increase of 2.1%, recovering following lower gross additions during lockdown when the strict measures in 2Q20 resulted in the partial closure of Kyivstar stores and lower customer mobility. The growth was supported by strong increase in the 4G segment with users up by 2.5 million (+32%) YoY, with penetration of 40% of the total base. The growth in 4G users and the associated increase in data usage contributed to a rise in ARPU of 16% YoY.

Digital adoption and usage have accelerated in the last twelve months. In 2Q21, the number of MyKyivstar self-care users was at 3.0 million, up 91% YoY, while the user base of our Kyivstar TV service increased to 426,000. Smart Money app awarded 'Best Fintech Service' at Leaders in Fintech and Digital Banking awards and 299k MAU showing 11.7% QoQ growth

EBITDA increased by 17% YoY, resulting in an EBITDA margin of 67%. This strong growth in EBITDA was supported by the solid revenue performance in the quarter.

Capex excluding licenses and leases (operational capex) decreased by 6.4% YoY and capex intensity was 17.9% for 2Q21. Kyivstar's strategic focus remained on further 4G roll-out during the quarter, driving 4G population coverage of 89%. In 2Q21, Kyivstar and Vodafone continued their 4G mobile network sharing arrangement in rural areas and on highways. In addition, Kyivstar played a key role in accelerating the development of the 4G nation-wide infrastructure by voluntarily returning to the state its 900 MHz bands to enable the regulator to provide opportunities to invest in new technologies to other operators who face frequency shortages. In 2Q21, Kyivstar completed a significant IT modernization project by deploying Ericsson's Digital Business Support System to better serve its customers.

13
Earnings Release
2Q21 results
VEON

PAKISTAN

Jazz strengthened its leading position in the market in 2Q21 and continued to record double-digit growth in revenue, maintaining its strategic focus on 4G penetration and expanding digital services to drive future growth in what is one of our most exciting growth markets. We expect double digit full year revenue growth for the business.

PKR million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total revenue, incl.	57,164	47,054	21.5%	112,214	96,336	16.5%
EBITDA	24,817	21,677	14.5%	49,548	44,558	11.2%
EBITDA margin	43.4%	46.1%	(2.7pp)	44.2%	46.3%	(2.1pp)
Operational Capex	13,670	13,852	(1.3%)	28,302	24,585	15.1%
Capex intensity	20.4%	20.6%	(0.1pp)			
Mobile						
Total revenue	57,164	47,054	21.5%	112,214	96,336	16.5%
Service revenue	52,466	43,427	20.8%	102,890	89,145	15.4%
Data revenue	20,943	15,976	31.1%	41,398	31,906	29.7%
Customers (mln)	69.8	62.8	11.1%			
Data customers (mln)	48.4	41.0	18.0%			
4G Smartphone users (mln)	27.8	19.2	44.6%			
4G users (mln)	30.8	19.1	60.9%			
ARPU (PKR)	249	231	8.1%			
MOU (min)	450	475	(5.2%)			
Data usage (GB/user)	4.8	3.5	36.3%			
4G coverage	64%	56%	8.0pp			

Total revenue grew by 21.5% YoY in 2Q21, underpinned by another strong quarter for mobile data revenue, which grew by 31.1% YoY. The expansion in Jazz's 4G user base was a key enabler this growth, increasing by 11.7 million YoY, as 4G subscriber growth accelerated over the past six months. Jazz's 4G penetration increased from 30% to 44% YoY, a 60.9% YoY increase in 4G users.

The Pakistan government introduced a relaxation of certain taxes including SIM tax effective 1 July 2020. This resulted in a positive impact on revenue of PKR1.9bn. Excluding the SIM tax adjustment, YoY revenue growth is 17.5% in 2Q21. The relaxation of the SIM tax will have a permanent positive impact on revenues going forward of approximately PKR400m each quarter.

Additional users contributed to an almost 11% expansion in Jazz's **total customer base** YoY to 69.8 million. ARPU increased by 8.1% YoY in 2Q21, following the softness in revenues last year in 2Q20 due to the impact of COVID-19 restrictions. Jazz continues its commercial strategy of focusing on higher quality sales to further improve the customer mix of its subscriber base.

Our leading digital financial services business in Pakistan, JazzCash, experienced another strong quarter for total revenue, which grew 63.2% YoY. JazzCash's user base saw double-digit growth, finishing the quarter with 13.1 million monthly active users (up 61.4% YoY), 82 thousand registered agents (+60.1% YoY), and 74.2 thousands active merchants (7.5 times more YoY). Jazz's self-care app, Jazz World, continued to enjoy strong levels of customer adoption. Its monthly active user base grew by 42.3% YoY, reaching 8.7 million in 2Q21, proving its position as the largest telecom app in Pakistan. Our content services also enjoyed further growth, with the monthly active user base rising to cumulative 3.7 million, representing YoY growth of 54.8% in 2Q21.

EBITDA increased by 14.5% YoY as a result of revenue growth, partially offset by additional investments in JazzCash. The relaxation of the SIM tax with the associated reversal of provisions had a positive impact of PKR 4.1bn on EBITDA in the quarter.

Capex excluding licenses and leases (operational capex) was PKR 13.7 billion in 2Q21, resulting in capex intensity of 20.4% versus 20.6% in 2Q20. Within this, 4G network investment continued to be the principal focus, the population coverage of which reached 64% during the quarter, compared to 56% in 2Q20.

The ex-Warid license renewal was due in May 2019. Pursuant to the directions from Islamabad High Court, the Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended PTA's order pending the outcome of the appeal and subject to Jazz making payment. In September 2019, May 2020 and May 2021, Jazz deposited approximately USD 225 million, USD 57.5 million and USD 51.5 million, respectively, in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. The deposit is recorded as a non-current financial asset in the statement of financial position. Final arguments were re-heard by the Islamabad High Court on 29 June 2021. The High Court released its final decision on 19 Jul 2021 and dismissed Jazz's appeal. Jazz has appealed the Islamabad High Court's decision to the Supreme Court of Pakistan. A hearing date before the Supreme Court has not yet been fixed.

In 2020, Pakistan revenue and EBITDA were impacted by changes in tax and service charges related to the Supreme Court's "suo moto order" in April 2019 and our subsequent discussions with the PTA. Following a hearing on 25 June 2020, the PTA issued a decision dated 8 October 2020 directing Jazz to refund within 30 days the full amount of service charges levied and collected from 24 April to 12 July 2019. Jazz appealed the PTA's decision to the Islamabad High Court and on 6 November 2020 the High Court restrained recovery of the impugned amounts. The next hearing date before High Court is yet to be fixed. For further background, on the "suo moto order" and the subsequent discussions with the PTA, please see our 3Q20 earnings release dated 29 October 2020

14
Earnings Release
2Q21 results
VEON

KAZAKHSTAN

Beeline Kazakhstan remained the fastest-growing business in VEON's portfolio in 2Q21, recording a revenue increase of approximately 27% YoY. This growth was underpinned by strong demand for 4G data services. Beeline continued to focus on customer base value management in order to minimize rotational churn and drive customer acquisitions amongst high-value users. Complementing this was an ongoing focus on the delivery of a growing range of digital services.

KZT million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total revenue, incl.	58,855	46,361	26.9%	112,557	92,315	21.9%
EBITDA	30,796	25,325	21.6%	58,474	49,952	17.1%
EBITDA margin	52.3%	54.6%	(2.3pp)	52.0%	54.1%	(2.2pp)
Operational Capex	10,232	11,610	(11.9%)	18,883	21,524	(12.3%)
Capex intensity	21.5%	23.4%	(1.9pp)			
Mobile						
Total revenue	49,157	38,583	27.4%	93,647	77,395	21.0%
Service revenue	47,700	38,336	24.4%	90,677	76,549	18.5%
Data revenue	27,929	19,922	40.2%	52,086	38,557	35.1%
Customers (mln)	9.6	9.4	2.1%			
Data customers (mln)	7.4	6.6	13.0%			
4G Smartphone users (mln)	7.3	6.0	21.2%			
4G users (mln)	5.7	4.2	36.2%			
ARPU (KZT)	1,659	1,341	23.7%			
MOU (min)	334	332	0.6%			
Data usage (GB/user)	12.0	8.5	40.5%			
4G coverage	78.5%	72.2%	6.4pp			
Fixed-line						
Total revenue	9,698	7,778	24.7%	18,910	14,920	26.7%
Service revenue	9,649	7,759	24.4%	18,840	14,875	26.7%
Broadband revenue	4,465	3,579	24.7%	8,638	6,909	25.0%
Broadband customers (mln)	0.5	0.5	11.3%			
Broadband ARPU (KZT)	2,833	2,641	7.3%			

Total revenue grew by 27% YoY, underpinned by mobile service revenue growth of 24% and fixed-line service revenue of 24%. Data revenue grew by 40% YoY and continued to drive the increase in service revenue as Beeline accelerated the growth of its 4G user base (+36% YoY), which accounted for 59% of its total customers in 2Q21. This, in turn, was facilitated through a further expansion of Beeline's 4G network which now reaches 79% of the nation's population. In 2Q21, Beeline Kazakhstan successfully continued execution of its device strategy by increasing sales supported by effective portfolio management, partnerships with banks, and own scoring system based on Big Data to provide loans to customers.

Demand for Beeline's **digital services** remained strong throughout 2Q21. Beeline TV saw its monthly active user base (MAU) increase by 50% YoY due to growth in sales in fixed business and integration of TV offers into mobile bundles. Beeline's MyBeeline self-care app doubled its MAUs YoY, which reached 2.3 million. Beeline's dedicated digital operator and mobile OTT services provider 'Izi' also saw further growth in its customer base, which had risen to approximately 63,000 monthly active users by the end of 2Q21.

We also saw more than a threefold increase YoY in Big Data and AdTech revenue in 2Q21.

In June 2021, Beeline has launched the country's first digital payment card integrated with its mobile financial services offering. Marketed under the 'Simply' brand, Beeline Kazakhstan's digital payment card is a mobile financial service application linked to a customer's phone number, an electronic wallet and a premium digital Visa Platinum card. The card also integrates with digital wallets Apple Pay, Samsung Pay and Garmin Pay.

Throughout the quarter, Beeline continued to focus on broader commercial initiatives to reinforce its customer proposition and market-leading position. Supported by strong 4G customer growth, Beeline's **total customers** increased by 2% YoY in 2Q21, which is a full recovery after lockdown when restrictions in 2Q20 resulted in the partial closure of Beeline stores and reduced customer mobility.

Fixed-line service revenues demonstrated strong growth of 25% YoY, with Beeline's fixed broadband customer base increasing by 11% YoY. The rising popularity of our convergent products contributed to this success, the customer base of which grew to 110k (+49.3% YoY) with approximately 23% of our fixed-line customers now using convergent products.

EBITDA rose by 22% YoY as a result of strong revenue performance and tight cost control measures.

Capex excluding licenses and leases (operational capex) was KZT 10.2 billion and capex intensity was 21.5%. In 2Q21, investments continued to be focused on expanding Beeline's 4G network in order to satisfy the continued rise in high-speed data demand that characterizes this growth market. In addition, Beeline has in place network sharing with other operators in support of the government's rural broadband initiative which aims to bridge the digital divide across the country's rural areas. The initiative is a three-way agreement that paves way for the nation's 250+ digital inclusion program. In 2Q21, in line with the initiative Beeline covered 337 new settlements (492k total inhabitants) with its network, including 4G coverage.

15

Earnings Release
2Q21 results

VEON

ALGERIA

DZD million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total Revenue	21,800	20,576	5.9%	42,974	42,892	0.2%
EBITDA	9,473	8,237	15.0%	18,512	17,971	3.0%
EBITDA margin	43.5%	40.0%	3.4pp	43.1%	41.9%	1.2pp
Operational Capex	2,405	3,046	(21.0%)	6,761	4,820	40.3%
Capex intensity	16.1%	13.3%	2.8pp			
Mobile						
Total revenue	21,800	20,576	5.9%	42,974	42,892	0.2%
Service revenue	21,724	20,438	6.3%	42,826	42,629	0.5%
Data revenue	9,041	7,964	13.5%	17,606	16,200	8.7%
Customers (mln)	13.9	13.9	(0.1%)			
Data customers (mln)	9.3	9.1	2.9%			
4G Smartphone users (mln)	7.2	6.1	19.2%			
4G users (mln)	6.3	5.2	20.8%			
ARPU (DZD)	515	484	6.3%			
MOU (min)	470	464	1.3%			
Data usage (GB/user)	6.1	4.9	24.3%			
4G coverage	62.0%	43.7%	18.3pp			

In Algeria, despite a resurgence of the COVID-19 pandemic end of 2020 and early 2021 with new curfew measures implemented and their adverse implications on mobility and the economy in general, in 2Q21 we saw a robust YoY growth in service revenue and EBITDA: +6.3% and +15.0% respectively, whereas 1Q21 comparison with previous year is still adversely affected by the pre-COVID revenue trends of 1Q20. This resulted in an overall 1H21 growth in service revenue of +0.5% YoY and a 1.2 p.p. improvement in EBITDA margin, at 43.1% for 1H21. Competition in Algeria remained strong this first half of the new year. Djezzy however maintained its segmented approach in order to keep its position in this challenging environment, notably repositioning itself towards the Algerian youth market with a dedicated digital-centric platform.

BANGLADESH

BDT million	2Q21	2Q20	YoY	1H21	1H20	YoY
Total Revenue	11,843	11,082	6.9%	23,283	22,711	2.5%
EBITDA	4,774	4,592	4.0%	9,472	9,598	(1.3%)
EBITDA margin	40.3%	41.4%	(1.1pp)	40.7%	42.3%	(1.6pp)
Operational Capex	1,319	1,302	1.3%	3,551	5,001	(29.0%)
Capex intensity	20.0%	19.5%	0.5pp			
Mobile						
Total revenue	11,843	11,082	6.9%	23,283	22,711	2.5%
Service revenue	11,620	10,862	7.0%	22,838	22,275	2.5%
Data revenue	3,379	2,937	15.1%	6,371	5,594	13.9%
Customers (mln)	34.4	32.1	7.0%			
Data customers (mln)	21.2	19.5	8.9%			
4G Smartphone users (mln)	10.9	7.2	50.6%			
4G users (mln)	9.9	5.9	68.1%			
ARPU (BDT)	113	110	2.4%			
MOU (min)	220	212	4.0%			
Data usage (GB/user)	3.5	2.4	43.7%			
4G coverage	68.1%	52.4%	15.7pp			

The Bangladesh government imposed a countywide lockdown in April 2021 as the pandemic resurged. Despite these measures, Banglalink recorded YoY growth in revenue as the adjustments we made to the business, including the greater use of digital channels to engage with customers, helped operating performance.

The number of 4G data users reached 9.9 million following 68% YoY growth during the quarter as Banglalink continued to enhance its 4G network. Banglalink has won Ookla's fastest network award for the third consecutive term.

Banglalink's total revenue increased by 6.9% YoY in 2Q21, driven by a rise in data revenue of 15.1% YoY helped in turn by an 8.9% increase in data customers. Banglalink continued to promote the use of digital channels to facilitate top-ups, account management and the adoption of additional services. As a result, the user base of Banglalink's self-care app increased by 93% during 2Q21 compared to 2Q20. Banglalink's video streaming app "Toffee" gained 1.6 million additional active users during 2Q21, resulting in Toffee's monthly active users base reaching 5.0 million with an average watch time 23 minutes increased by 36.9% YoY. EBITDA increased by 4.0% YoY mainly reflecting the rise in revenue growth.

UZBEKISTAN

UZS mln	2Q21	2Q20	YoY	1H21	1H20	YoY
Total Revenue	495,241	479,880	3.2%	968,857	1,001,393	(3.2%)
EBITDA	189,027	201,746	(6.3%)	423,600	443,734	(4.5%)
EBITDA margin	38.2%	42.0%	-3.9pp	43.7%	44.3%	-0.6pp
Operational Capex	33,798	212,176	(84.1%)	161,864	261,088	(38.0%)
Capex intensity	22.0%	17.9%	4.1pp			
Mobile						
Total revenue	492,266	476,521	3.3%	962,647	994,040	(3.2%)
Service revenue	492,148	476,320	3.3%	962,471	991,304	(2.9%)
Data revenue	323,147	253,921	27.3%	624,617	552,014	13.2%
Customers (mln)	6.8	7.1	(4.4%)			
Data customers (mln)	5.1	4.6	11.3%			
4G Smartphone users (mln)	4.0	3.7	7.0%			
4G users (mln)	3.6	2.7	32.3%			
ARPU (UZS)	23,932	21,282	12.5%			
MOU (min)	733	642	14.2%			
Data usage (GB/user)	4.9	3.2	52.9%			
4G coverage	61.0%	34.0%	27pp			

In Uzbekistan, pricing pressure persisted in 2Q21 and COVID-related restrictions, which the market faced during a large part of 2020, continue to have an impact on the business. However, YoY operating comparatives improved during 2Q21 as the business enhanced its resilience to lockdown measures. As a result, Beeline's revenue increased by 3.2% YoY in 2Q21 driven by data revenue increase of 27.3% YoY, while customer base experienced a 4.4% YoY decline, which is together with tax litigation provision for the period 2015-1H21 contributing to a YoY decline in EBITDA of 6.3% YoY for the quarter.

Further improvement to our high-speed data networks continues to be the priority for Beeline Uzbekistan, as increasing mobile data penetration is the key long-term growth driver for the Uzbekistan mobile and data services market.

16 Earnings Release 2Q21 results CONFERENCE CALL INFORMATION On 31 August 2021, VEON will host a conference call by senior management at 14:00 CEST (13:00 BST), which will be made available through the webcast and over the phone. The call details and slide presentation may be accessed at http://www.veon.com. Webcast To register for the event and then to access the webcast please click here or copy and paste this link to the address bar of your browser: https://onlinexperiences.com/Launch/QReg/ShowUUID=3E1C5692-495D-47D9-BB3B- AD3E7232DCFB&LangLocaleID=1033&GroupID=Onyx We strongly encourage you to watch the event through the webcast link, but if you prefer to dial in or want to participate in the Q&A session over the phone, then please use the dial-in details. Dial-in details To join the conference call, please use the appropriate participant dial-in number listed below. Enter the event plus passcode stated below and leave any information requested after the tone. You will be joined automatically to the conference. Netherlands dial-in number: +31 (0) 207 157 566 Confirmation ID: 4386257 UK and International dial-in number: +44 (0) 203 009 5709 Confirmation ID: 4386257 United States dial-in number: +1 646 787 1226 Confirmation ID: 4386257 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com

17 Earnings Release 2Q21 results DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2021, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments related to the COVID-19 outbreak; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or regulatory authorities or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, Equity Free Cash Flow, local currency growth, operating capital expenditures and LTM (last twelve months) operational capex/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

18 Earnings Release 2Q21 results CONTENT OF THE ATTACHMENTS Attachment A Definitions 19 Attachment B Customers 21 Attachment C Reconciliation tables 21 Attachment D Average rates of functional currencies to USD 23 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook2Q2021.xls on VEON’s website at https://www.veon.com/investors/reports-results/reports-results/.

19 Earnings Release 2Q21 results ATTACHMENT A: DEFINITIONS ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalized leases. Capex intensity is a ratio, which is calculated as LTM operational capex divided by LTM revenue. EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non- current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalized leases. Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding balance movements in Pakistan banking, M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. A fixed-mobile convergence customer (FMC customer) is a customer on a one-month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least one mobile SIM. Mobile financial services (MFS) of Digital financial services (DFS) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt including capitalized leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company

20 Earnings Release 2Q21 results believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas.

21

Earnings Release
2Q21 results

VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
million	2Q21	1Q21	2Q20	QoQ	YoY	2Q21	1Q21	2Q20	QoQ	YoY
Russia	50.1	50.0	49.8	0.0%	0.6%	2.9	2.9	2.7	0.6%	6.8%
Pakistan	69.8	69.2	62.8	0.8%	11.1%					
Ukraine	25.9	25.7	25.4	0.8%	2.1%	1.2	1.2	1.0	1.1%	11.5%
Algeria	13.9	14.1	13.9	(1.3%)	(0.1%)					
Bangladesh	34.4	34.3	32.1	0.3%	7.0%					
Kazakhstan	9.6	9.5	9.4	1.7%	2.1%	0.5	0.5	0.5	1.7%	11.3%
Uzbekistan	6.8	6.8	7.1	0.1%	(4.4%)					
Other	3.2	3.1	3.1	(20.9%)	1.5%					
Total	213.7	212.7	203.7	0.4%	4.9%	4.6	4.5	4.2	0.9%	8.5%

Note: Other and Total for 2Q20 exclude mobile and fixed-line customers of Armenia. On 29 October 2020, VEON announced the sale of CJSC "VEON Armenia", VEON's operating subsidiary in Armenia. Armenia results were deconsolidated from VEON Group numbers starting from 4Q20.

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	2Q21	2Q20	1H21	1H20
Unaudited				
EBITDA	879	809	1,754	1,729
Depreciation	(421)	(389)	(837)	(804)
Amortization	(81)	(86)	(153)	(178)
Impairment loss	(3)	(1)	(9)	(1)
Loss on disposals of non-current assets	(0)	(6)	(4)	(12)
Operating profit	374	327	752	734
Financial Income and Expenses	(161)	(178)	(324)	(376)
- including finance income	3	6	5	15
- including finance costs	(164)	(184)	(330)	(391)
Net foreign exchange (loss)/gain and others	3	93	18	80
- including other non-operating (losses)/gains	2	86	7	101
- including net foreign exchange gain	0	7	11	(21)
Profit before tax	216	243	445	438
Income tax expense	(88)	(68)	(180)	(144)
Profit/(Loss) for the period	127	175	265	294
of which profit/(loss) attributable to non-controlling interest	(27)	(19)	(35)	(30)
of which profit/(loss) attributable to VEON shareholders	101	156	230	264

RECONCILIATION OF CAPEX

USD mln unaudited	2Q21	2Q20	1H21	1H20
Operational Capex	505	492	929	860
Adding back purchase of licenses	85	5	118	39
Difference in timing between accrual and payment for capital expenditures	(115)	(53)	(1)	(7)
Cash paid for purchase of property, plant and equipment and intangible assets	475	444	1,047	893

22

Earnings Release
2Q21 results

VEON

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	2Q21 compared to 2Q20					
	Total Revenue			EBITDA		
	Local currency	Forex, Armenia sale and Other	Reported	Local currency	Forex, Armenia sale and Other	Reported
Russia	6.2%	(2.7%)	3.5%	2.2%	(2.8%)	(0.6%)
Pakistan	21.5%	7.1%	28.6%	14.5%	6.8%	21.3%
Ukraine	18.1%	(2.9%)	15.2%	17.4%	(2.9%)	14.5%
Algeria	5.9%	(4.0%)	1.9%	15.0%	(4.4%)	10.6%
Bangladesh	6.9%	0.2%	7.1%	4.0%	0.2%	4.2%
Kazakhstan	26.9%	(3.3%)	23.7%	21.6%	(3.3%)	18.3%
Uzbekistan	3.2%	(4.9%)	(1.7%)	(6.3%)	(4.3%)	(10.6%)
Total	11.3%	(2.1%)	9.2%	10.7%	(2.1%)	8.7%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 June 2021	31 March 2021	31 December 2020
Net debt	8,511	8,325	7,987
Cash and cash equivalents*	1,192	1,193	1,594
Long - term and short-term deposits	1	1	1
Gross debt	9,703	9,519	9,582
Interest accrued related to financial liabilities	83	108	92
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(9)	(17)	(5)
Derivatives not designated as hedges	16	0	273
Derivatives designated as hedges	13	33	53
Other financial liabilities	1	44	60
Total financial liabilities	9,808	9,687	10,056

*) Cash and cash equivalents include an amount of US$106 relating to banking operations in Pakistan

RECONCILIATION OF EQUITY FREE CASH FLOW

USD million	2Q21	2Q20	YoY
EBITDA	879	809	8.7%
Movements in Working Capital and other	(38)	(69)	45.4%
Movements in provisions	(1)	16	n.m.
Interest paid, incl.	(174)	(179)	3.2%
Interest paid	(136)	(144)	5.4%
Lease Liabilities - Interest Component	(37)	(35)	(5.8%)
Interest received	3	7	(51.9%)
Net Tax Paid	(67)	(102)	34.4%
Cash Flow from Operating Activities	602	480	25.5%
Purchase of property, plant and equipment and intangible assets, incl.	(475)	(444)	(6.9%)
Operational Capex	(505)	(492)	(2.5%)
Licenses payments	(12)	(7)	(67.9%)
Working capital part related to Capex excl licenses	41	55	24.5%
Inflows/(outflows) from deposits	(54)	(78)	30.6%
Receipts from / (investment in) financial assets	(17)	(19)	12.3%
Other proceeds from investing activities, net	(8)	3	n.m.
Cash Flow from Investing Activities	(554)	(538)	(2.9%)
Lease Payments - Principal amount	(89)	(74)	(19.8%)
Excl. M&A transactions, inflow/outflow of deposits, financial assets and other one-off items	9	97	(91.0%)
Excl. balances movements in Pakistan banking	21	(0)	n.m.
Non-cash reclassification related to MMBL deposits	75		
Equity Free Cash Flow after licenses and lease payments	63	(36)	n.m.

23

Earnings Release
2Q21 results

VEON

EBITDA RECONCILIATION ON COUNTRY LEVEL

2Q 2021

	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
USD mln										
EBITDA	355	161	173	71	56	72	18	18	(45)	879
Less										
Depreciation	(240)	(50)	(28)	(47)	(32)	(18)	(8)	(5)	6	(421)
Amortization	(28)	(10)	(13)	(6)	(14)	(8)	(1)	(1)	0	(81)
Impairment loss	2	-	(1)	-	(1)	(0)	-	(1)	(3)	(3)
Loss on disposals of non-current assets	(2)	(0)	4	0	0	(0)	(1)	0	(0)	(0)
Gains/(losses) on sale of investments in subsidiaries	-	-	-	-	-	-	-	-	-	-
Operating profit	87	100	135	18	10	46	9	10	(41)	374

ATTACHMENT D: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	2Q21	2Q20	YoY	2Q21	2Q20	YoY
Russian Ruble	74.22	72.36	(2.6%)	72.37	69.95	(3.5%)
Algerian Dinar	133.37	128.30	(4.0%)	134.44	129.11	(4.1%)
Pakistan Rupee	154.32	163.54	5.6%	157.75	167.89	6.0%
Bangladeshi Taka	84.75	84.93	0.2%	84.81	84.93	0.1%
Ukrainian Hryvnia	27.59	26.91	(2.5%)	27.18	26.69	(1.8%)
Kazakh Tenge	428.41	418.17	(2.4%)	427.79	403.83	(5.9%)
Uzbekistan Som	10,542.63	10,050.86	(4.9%)	10,605.30	10,173.38	(4.2%)
Armenian Dram	520.18	484.54	(7.4%)	495.86	482.36	(2.8%)
Kyrgyz Som	84.54	77.34	(9.3%)	84.66	75.99	(11.4%)
Georgian Lari	3.33	3.14	(6.0%)	3.16	3.06	(3.4%)